

Mail Stop 3561

November 2, 2009

VIA U.S. MAIL

Donald G. Bauer
President and Chief Executive Officer
Secure Luggage Solutions, Inc.
2375 East Camelback Road, 5th Floor
Phoenix, AZ 85016

> **Re: Secure Luggage Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2009**
> **File No. 333-162518**

Dear Mr. Bauer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement Cover Page</u>

1. We note that the $0.10 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $0.10 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

2. Please revise to move the prospectus subject to completion legend to the prospectus cover page.

Prospectus Cover Page

3. Please date the prospectus the same date you file it.

Our Business, page 4

4. Please revise this section to disclose that your auditor has issued a going concern qualification, to quantify your monthly burn rate, and to state how long your cash will last at this rate.

5. Please revise to provide a more concrete explanation of what the "Secure Solution" is.

6. Please revise to provide a summary of the steps you have taken to date to establish your product and bring it to market.

7. Please quantify in this section the estimated additional capital needed to develop your product and bring it to market and state, if true, that you do not currently have a source for this capital.

8. Please revise the last paragraph on page 4 to disclose that you require the assistance of a market-maker to apply for quotation on the OTCBB and that there is no guarantee a market-maker will agree to assist you.

Airline industry conditions constantly change, page 8

9. Please revise this risk factor to specifically discuss how the state of the aviation industry affects you. For example, disclose the risk that, given recent increases in airline baggage fees and other surcharges, customers might not be willing to pay an additional premium to use your service.

We anticipate our common stock being quoted on the OTCBB, page 11

10. Please combine this risk factor with the second risk factor on the previous page.

Because we can issue additional shares of common stock, page 12

11. Revise this risk factor to disclose that additional issuances of common stock may be necessary as part of your capital raising efforts which would result in dilution to existing shareholders.

12. Please move the first paragraph on page 13 to a separate risk factor. In the new risk factor, expand your discussion of the risks because your two officers and directors control 90.3% of your common stock. For example, disclose the risks associated with their ability to control such a large percentage of your common stock.

Selling Shareholders, page 14

13. Please revise the table on page 15 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by IB Murray Enterprises Inc.

Business Experience, page 20

14. Please revise to remove marketing language. Examples include "extensive global experience," "well versed," and "very active." Additionally, please delete the following:

   - the second sentence of the second paragraph on page 21;
   - the last sentence of the carryover paragraph on page 22;
   - the second sentence of the first full paragraph on page 22; and
   - the language after the comma in the last sentence of the first full paragraph on page 22.

15. Please revise the background discussion of Donald Bauer to briefly explain what the "strap and wrap" process is.

16. Also, please disclose, with respect to the Secure Luggage (Alberta) corporation, the size of the operation supervised.

17. We note the disclosure on page 8 that Jack Kraus and James Westmacott work for you part time. Revise their respective background discussions to describe the other business activities in which they are concurrently engaged.

18. Please revise the background discussion of James Westmacott to include the dates of his employment and identify the specific positions held with the respective airlines. Also revise the last sentence of this paragraph to identify the organizations for which he is a director or executive.

Authorized but unissued Common Stock, page 23

19. Please delete the second sentence of this section as the NASDAQ rules are not applicable to you.

20. Refer to the first full paragraph on page 24. Please revise your risk factor section to disclose the risks you address here.

Delaware Anti-Takeover Law, page 24

21. We suggest revising the second sentence of the second paragraph of this section to eliminate the double-negative.

Liquidity and Capital Resources, page 27

22. Please extensively revise your discussion of your short term and long term liquidity needs (long term is twelve months or longer). We note that you appear to have negative cash flows through December 2010 even if you are able to generate the claimed revenues.

23. In this regard, please replace the boilerplate discussion on page 29 with a discussion of what efforts, if any, you have made or are making to raise capital to ameliorate your budget shortfall.

24. Please revise here and in your plan of operation section to disclose the basis for your statement that you will start generating revenues by the first quarter of 2010. Reconcile this statement with the following sentence, which appears to suggest you began generating revenues in September 2009. Also, provide the basis for your estimate that you will generate $1,411,000 in revenues by December 2010.

Inflation, page 29

25. We note your disclosure that the effects of inflation have been minimal over the past two years. Please revise to disclose whether you believe this trend will continue once you actually begin operations.

Our Business, page 30

26. Please revise this entire section to add the specificity about your business plan and the obstacles it faces necessary for investors to make an investment decision about your securities. The following comments are intended to provide some guidance as you begin the task of creating a document which investors will find useful. As you respond to the separate comments, please add detail about cost wherever possible. Also, if any of the revised disclosure suggests that revisions to the risk factor section are necessary, please make the appropriate changes.

27. It is unclear from your description what the Secure Solution is. Please clarify. If it is just an advertising slogan centered on wrapped luggage, please so state.

28. It is unclear how your product will reduce check-in times. It appears to do the opposite since it would add the time to have the luggage covered. Please clarify.

29. It is unclear whether your device is the same or different from the "inexpensive equipment" currently used by independent contractors. If it is the same, why do you believe that you will supplant them? If it is different, how much more, if any, will it cost consumers and what improvements do you envision that will justify the cost?

30. Please revise to discuss the relationship between you and Secure Luggage Solutions, Inc. incorporated in Alberta.

31. Please revise to discuss the concrete steps you have taken and will take to develop the Secure Solution, bring it to market, and begin generating revenues. We expect this discussion to include the time frames for product development and roll-out, the budgets for each phase, anticipated sources of funding, and potential obstacles to commencing operations.

32. Please revise to clarify the status of the development of the Secure Solution. We note that you anticipate generating revenues in the next several months; however, we also note your disclosure on page 31 that you will not identify suppliers until the first phase of commercial launch.

33. Please also revise to explain in greater detail how you will generate revenues from the Secure Solution. For example, state how much you intend to charge passengers per bag.

34. Please revise to discuss the basis for the statements that your service will provide "a new revenue opportunity for those offering the service" and "reduce[ ] check-in time and pressures on airport security."

35. Please revise to discuss how your service will interact with the airlines, airports and baggage screeners. Disclose whether you will need to make arrangements with or receive approval from airlines, airports, and the Transportation Security Agency to provide your service and the status of those arrangements.

36. Please revise to explain the basis for your belief that "industry stakeholders will contract with us . . . ."

37. Revise to discuss who your agents are. Discuss the costs and risks associated with agent relationships. Add a risk factor discussing the risks of your dependence on third parties to deliver this service.

38. Please revise to disclose the status of your plans to generate revenues from third party advertising.

Protection and Security Benefits of the Secure Solution, page 31

39. Please revise to disclose how you established the benefits you identify in the bulleted section. If the Secure Solution is still in development, please disclose the basis for your belief that the Secure Solution will possess all of these benefits.

40. In the final paragraph, please revise to explain why identifying "the specific manufacturers, suppliers and agreements or licenses" for you product need to be identified only after the securities are sold publicly, not before. Since these affect the price and feasibility of your product, it appears that this information would be material to an investment decision.

Intellectual Property, page 32

41. Since you own no intellectual property, please revise to explain why a better funded competitor could not simply use your idea and establish a more successful enterprise at any point.

Capital Requirements, page 32

42. Please revise to disclose where and at how many locations you intend to launch your service.

Federal Regulations, page 33

43. Please add a risk factor discussing the risk that the TSA might not approve or allow your service for checked baggage, or may require you to follow procedures that would reduce your service's desirability and profitability.

Certain Relationships and Related Transactions, page 33

44. Please revise the second paragraph on page 34 to clarify whether the references to Secure Luggage are to the Alberta corporation or the Delaware corporation.

45. We note your disclosure on page 34 that the common shares issued to James Westmacott "shall be adjusted pro-rata with all other shareholders, for any changes in our capital structure." Please revise to disclose under what specific circumstances common shares would be subject to adjustment.

46. In this regard, tell us how you are able to make such adjustment to other common shareholders in these circumstances. We note that your articles, by-laws, and specimen stock certificate are silent regarding the potential for share adjustments because of changes in capital structure.

47. Please revise to clarify whether the per diem payable to Westmacott is payable in cash or stock or both.

48. Please revise to disclose whether there is a maximum amount of shares that Westmacatt can receive under the agreement after quotation on the OTCBB.

Global air travel industry, page 36

49. Please provide third party substantiation for all statistics and conclusions drawn from statistics or delete.

Market, page 36

50. Please revise the discussion of the potential market for your service. Given that you are a development stage company, it is unrealistic to state that your market "consists arguably of all passengers departing from any airport." We suggest providing market data and similar information for the airports at which you intend to launch the service over the next 12 to 36 months, which would be more meaningful to investors.

51. Please revise this section to tie your discussion of the various ailments in the baggage security process to the Secure Solution. For example, you discuss on page 39 off-airport baggage check-in and baggage tracing; however, it is unclear from your disclosure whether these services are included as part of the Secure Solution.

Baggage Security & Protection, page 39

52. If there companies already providing similar services to you and who would compete with you once you commence operations, revise to disclose these companies. Revise the risk factor on page 6 in this manner as well.

Facilities – Internet, page 40

53. Please revise to discuss the role of your website in your business plan and disclose the amount you have budgeted for website development.

Executive Compensation, page 40

54. Please revise the table on page 41 to follow the format required by Item 402(m) of Regulation S-K.

55. We note you have identified James Westmacott as a director, officer, control person, or promoter. Revise to include him in the summary compensation table or explain why he should not be included.

Financial Statements, page 42

December 31, 2008 Financial Statements, page 44

7. Subsequent Events, page 54

Stock Issuance, page 54

56. We note the disclosure indicating that 100,000 shares of common stock were issued to the Secretary Treasurer of the company on June 30, 2009 for services and valued at $.001 per share while on that same day 197,000 shares of common stock were issued for cash of $.10 per share. As cash transactions with third parties provide the best evidence of the fair value of an entity's common shares, please explain why you believe it was appropriate to value the shares issued to the Secretary Treasurer on the same day as the cash transaction at a price of $.01 per share, which is significantly less than the $.10 per share received in the cash transaction. Please advise or revise as appropriate. We may have further comment upon review of your response.

March 31, 2009 Interim Financial Statements, page 57

57. Please revise to remove the March 31, 2009 financial statements. Please note that interim financial statements are only required for the most recent quarterly year to date period and the comparable period of the prior year. For the company this would be the year to date periods ended June 30, 2009 and 2008.

June 30, 2009 Interim Financial Statements, page 66

7. Subsequent Events, page 73

58. Please revise to disclose the significant terms of all share issuances subsequent to June 30, 2009. In this regard, we note several issuances from Item 15 have not been disclosed in note 7.

Dealer Prospectus Delivery Obligation, page 76

59. Please revise by moving to the back cover page of the prospectus.

60. Please revise the fourth paragraph to remove the inference that you are not responsible for inaccuracies contained in your prospectus. You are responsible for the information contained in your public filings, regardless of the source.

Item 15. Recent Sales of Unregistered Securities, page 77

61. Revise the third full paragraph on page 78 to state briefly the facts relied upon to make the section 4(2) exemption available.

Signatures, page 81

62. Please revise to include the signature of your principal financial officer and your principal accounting officer or controller.

General

63. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

64. An updated accountant's consent should be included as an exhibit in any amendments to the filing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at 202-551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (949) 660-9010
        Thomas E. Stepp, Jr., Esq.
        Stepp Law Corporation